(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ECC Capital Corporation

Full Name of Registrant

Former Name if Applicable

1733 Alton Parkway

Address of Principal Executive Office (Street and Number)

Irvine, CA 92606

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11- K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ECC Capital Corporation (the “Company”) is unable to timely file its quarterly report on Form 10-Q for the quarter ended March 31, 2007 (the “Quarterly Report”) because the Company continues to devote substantial time and resources to completing its annual report on Form 10-K for the year ended December 31, 2006 (the “Annual Report”). In addition, the Company’s independent auditors require additional time to complete their audit of the Company’s financial statements for the year ended December 31, 2006, to be included in the Annual Report. Until the Annual Report is complete, the Company will be unable to finalize its financial statements to be included in its Quarterly Report. The Company is working diligently to finalize its Annual Report and its Quarterly Report so that it can become current with its reporting obligations and intends to file both reports as soon as practicable, but does not expect to file the Quarterly Report within the five day extension.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Roque A. Santi (Name)	949 (Area Code)	955-8730 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Annual Report on Form 10-K for the year ended December 31, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced on Form 8-K filed with the Securities and Exchange Commission on February 15, 2007, the Company completed the sale of its mortgage banking business and its loan portfolio to Bear Stearns Residential Mortgage Company during the first quarter of 2007 (the “Bear Transaction”). As a result of its recent close, the Company needs additional time to incorporate the effects of the Bear Transaction into its results of operations for the first quarter of 2007. The Company expects that the Bear Transaction will result in a significant change in results of operations for the first quarter of 2007 from the first quarter of 2006, when the Company was operating its mortgage banking business. However, the full impact of the Bear Transaction on results of operation for the first quarter of 2007 has yet to be determined. As a result, a reasonable estimate of the change in results of operation cannot be made.

Certain statements contained in this Form 12b-25 may be deemed forward-looking statements under federal securities laws and the Company intends that those forward- looking statements be subject to the safe-harbor created thereby. These forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties, which could affect the Company’s future plans. The Company cautions that these statements are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements. These factors include, but are not limited to: (i) the impact of the Bear Transaction, (ii) conditions of the securitizations market, (iii) condition of the U.S. economy and financial system, (iv) interest rates and the subsequent effect on the business, (v) the Company’s ability to obtain quality loan servicing and default management services, (vi) the stability of residential property values, (vii) the potential effect of new state or federal laws or regulations, (viii) the Company’s ability to implement successfully its business plan, (ix) continued availability of credit or other sources of capital, (x) the Company’s ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (xi) the Company’s ability to retain qualified personnel, (xii) the risks associated with the use of leverage and (xiii) other factors and risks discussed in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2005, which was filed with the Securities and Exchange Commission on October 27, 2006 and in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission on November 14, 2006. You should also be aware that, except as otherwise specified, all information in this Form 12b-25 is as of May 11, 2007. The Company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company’s expectations.

ECC Capital Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 5/11/2007	By	/s/ Roque A. Santi
Roque A. Santi
President and Chief Financial Officer